DEREK OIL AND GAS CORPORATION

FORM 51-901F – FOR THE PERIOD ENDED JANUARY 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 DESCRIPTION OF BUSINESS

The Board of Directors of Derek Oil and Gas Corporation (the “Company”, or “Derek”) is pleased to present to its shareholders a summary of the Company’s activities for the quarter ended January 31, 2005, and any other pertinent events subsequent to that date up to and including March 23, 2005.

The following information should be read in conjunction with the audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian or US dollars as indicated.

The Company is a “reporting” company in the provinces of British Columbia and Alberta. Its common shares are listed on the TSX Venture Exchange under the trading symbol “DRK”.  The Company is in the business of exploring for and developing oil and gas properties in North America. Currently the Company is exploring and developing its Wyoming LAK Ranch oil project.

OVERALL PERFORMANCE

During the last year the Company was successful in advancing the LAK Ranch Project by bringing in two partners.  Firstly, SEC Oil and Gas Partnership (“SEC”), agreed to fund $600,000 of operating costs in return for a 5% working interest in LAK Ranch.  Secondly, Ivanhoe Energy Inc. (“Ivanhoe”) agreed to fund $5,000,000 of capital expenditure to earn a 60% working interest in the project.  Under this arrangement, Ivanhoe must fund an initial pilot stage over the next calendar year and then decide whether to proceed to a Stage One development phase.  Should Ivanhoe decide not to proceed past the pilot phase, their interest reverts to a 15% working interest and Derek becomes the operator.  Attracting two quality partners has enhanced the potential of the LAK Ranch Project as a prospective producing asset. Additionally, having these partners, enabled the Company to raise sufficient funds to retire all notes payable and put Derek on stable financial footing. Working capital as at January 31, 2005 was in excess of $1,100,000 versus $440,000 in the prior year.

At this time, March 23, 2004, our Company is in a healthy financial condition with a working capital surplus in excess of $900,000.

Beyond the exploration and development success at LAK Ranch, there are several factors that could impact the Company going forward, either positively, or negatively.  These include the state of the U.S. economy and the value of the US dollar, the value of the Canadian dollar, and the market price for oil.  These factors are beyond the control of the Company.

During the quarter, an individual seeking a 1% royalty over the LAK Ranch property sued the Company.  In management’s opinion this lawsuit is without merit.

 RESULTS OF OPERATIONS

After reviewing the results of the first two phases it was apparent that more steam must be put into the reservoir before meaningful production can be obtained.  During the last quarter, the

Operator completed the data collection phase of a 3D seismic survey over a portion of the property.  The interpretation of this survey is scheduled for completion by May of 2005.  This interpretation will enable Ivanhoe, the project operator, and the Company to better understand the complexities of the reservoir and aid in the positioning of the proposed five vertical injector wells that are to be drilled later in 2005.

The current pilot phase is schedule to continue until mid 2006.  This is an extension of the previous deadline for the pilot phase.  The extension is necessary as the reservoir is more complex than originally believed.  During this phase, Ivanhoe will:

-process the high-resolution 3-D seismic survey.

-drill up to five vertical injection wells to allow for continuous steaming of the reservoir in the area of Derek’s existing production wells.

-conduct continuous steam injection tests of the existing horizontal producing wells for a minimum period of 12 months.

After this pilot phase, Ivanhoe may elect to continue by funding a Stage One development phase.  This stage is now scheduled to begin in mid 2006.

Operating results for the quarter ended January 31, 2005 with the exception on production rates, are on budget.  It now appears that meaningful production will only be achieved after the continuous steaming of the reservoir has commenced later this year.

1.4 SUMMARY OF QUARTERLY RESULTS

Quarter-Ended	01/31/05	10/31/04	7/31/04	4/30/04	01/31/04	10/31/03	7/31/03	4/30/03
Total Income	$14,432	$5,363	$460	(244,387)	100,937	177,386	2,786	(33,511)
Net Income (Loss)	$(400,810)	$(311,517)	$(276,586)	$(1,144,521)	$(90,824)	$(1,136)	$(109,316)	$(148,950)
Net Income (Loss) per share.	$(0.01)	$(0.01)	$(0.01)	$(0.06)	$(0.01)	$(0.00)	$(0.01)	$(0.01)

Variances in total revenue from quarter to quarter is caused by:

An error occurred in the accounting for the repayment of debt instruments that had a convertibility feature.  The differences between the carrying value of the debt and equity portion of the debt, and the amount paid to retire the debt, were accounted for as revenue in the quarters ending October 31, 2003 and January 31, 2004.  These differences were reclassified to retained earnings in the quarters ended April 30, 2004.  This results in the negative income reported for the three-month periods ended April 30, 2004.  A similar error correction resulted in the negative revenue reported the April 30, 2003 quarter.

Variances in Net Income (Loss) from quarter to quarter is caused by:

the change in income from the error adjustments mentioned above,

the change in accounting policy to expense stock option compensation added $631,956 of expenses to the quarter ended April 30, 2004, this change also resulted in an additional $3,346 of expense in October 31, 2004 versus the October 31, 2003 quarter, stock option expense of $182,815 for the January 31, 2005 quarter versus nil in the January 31, 2004 quarter,

a major decrease in foreign exchange expense from January 2005 versus January 2004 as the US exchange rate was less volatile in 2005 than in 2004,

a decrease in the January 31, 2005 accounting audit and legal expense due to the prior years costs of completing the Ivanhoe and SEC farm-out agreements,

a law suit brought by Pacific Capital Markets resulted in the expensing of an additional $50,540 of shareholder communications expense in the quarter ended April 30, 2004,

settlement of this lawsuit in the quarter-ended October 31, 2004 resulted in a recoupment of $75,500 of previously expensed shareholder communications expense, resulting in a shareholders communications and travel expense of $(24,631), the quarters ended July 31, 2004,  April 30, 2004 and January 31, 2004 had increased shareholder communications expense as the Company increased its marketing efforts,

the increased shareholder communications efforts also increased travel costs for the last three quarters,

audit, legal and consulting fees were higher for the quarter ended October 31, 2004 as the Company completed its 20F filing and incurred higher compliance costs due to Sarbanes-Oxley,

legal expenses were higher for the quarter ended July 31, 2003 and for all quarters in fiscal 2004  as the Company successfully negotiated the farm-out agreements with SEC and Ivanhoe, and completed numerous private placements, the retirement of the debt owed pursuant to promissory notes resulted in lower interest costs the fiscal 2004 quarters as well as a reduction of the accretion of notes payable expense,

the quarter ended October 31, 2004 saw a small foreign exchange loss versus a gain of ($57,451) in 2003, as the Company has repaid all its US$ debt,

the Company expensed the purchase of a 1.42% royalty in the quarter ended October 31, 2004, thus increasing the loss for the quarter by $107,396.

consulting and management fees were higher in the quarters ending July 31, 2004,  January 31 and April 30, 2004 as the management contract was reinstated to its full $10,000 month versus the reduced $5,000 per month that was paid in the prior quarters due to the financial condition of the Company, and office rent and office administration costs increased as staff was increased during the fiscal 2004 year.  This higher level of expense continued on the current quarter and is budgeted to remain at this level for fiscal 2005.

this increase staffing level also increased salaries and benefits.

LIQUIDITY AND CAPITAL RESOURCES

The Company is in the oil exploration and development business and is exposed to a number of risks and uncertainties inherent to the oil industry. This activity is capital intensive at all stages and subject to the fluctuations in commodities prices, market sentiment, currencies, inflation and other risks. The Company currently has no sources of revenue, and relies primarily on equity financings to fund its exploration, development and administrative activities. Material increases or decreases in the Company liquidity will be substantially determined by the success or failure of its exploration and development activities, as well as its continued ability to raise capital.  The Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future.

As of the date of this management discussion and analysis, the Company had working capital of approximately $900,000.

Our current working capital commitments include $4,850 per month for rent, $13,500 per month for management and consulting fees and $20,000 per month for administrative support. Total general and administrative costs, including the commitments listed, for the year is budgeted to be about $925,000.  The third quarter loss of $400,812 less the non-cash expense of stock options of $182,815 would pro-rate to an annual cost of $871,988 or a decrease of 5.7% from budget.  This decrease from budget is due to a decrease in certain shareholder information expense items.

The Company’s current property payments and budgeted work commitments for fiscal 2005 are summarized as follows:

	LAK RANCH	DEREK $
Revenue projected	35-60 % Derek, 10% SEC, and balance to Ivanhoe	Nil to $45,000 US
Property payment	None required	Nil
Required development costs	100% Ivanhoe	Nil
Required operating costs	35-60% Derek, 5% SEC and balance to Ivanhoe	$US120,000
Total net budgeted cash flow	$nil	$US(75,000)

The total of all budgeted amounts for property development and required operating cost commitments is $US120,000 or 144,000CDN.  When added to budgeted administrative costs for the fourth quarter of 2005 of $231,250 this gives a total budgeted cost for the this fiscal year of approximately $375,250 and current budgeted revenue from LAK Ranch is approximately $US45,000 or $54,000CDN, giving Derek a net budgeted cash flow of about $(321,250) for fiscal 2005.  The decrease in the budgeted revenue from the prior quarter’s estimates reflects the reservoir’s current pilot phase performance. As this is a pilot phase, however, there can no assurance that any meaningful revenues will be generated in fiscal 2005 or beyond.  If no revenue were realized in 2005, Derek would require $375,250 to meet its current budgeted fiscal 2005 expenses.  With only $900,000 of working capital currently raised, this indicates that the Company will enter fiscal 2006 with a working capital surplus of $600,000 with an administrative burn rate of $75,000 per month plus potential shortfalls from LAK Ranch, should commercial production not be attained.  An additional $1,000,000 will have to be raised in the capital markets for the Company to meet its fiscal 2006 budgeted expenses.  Management will be pursuing financing alternatives in early fiscal 2006.

The budgeted operating revenues and operating costs are based on modeling and projections done the project operator and now assumes a daily production level from the existing horizontal well of 61 Bpd in 2005.  As LAK Ranch is in a pilot phase, no assurance can be given that these production levels will be achieved.  All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease depending on the rate of success during the pilot phase. The Company has no debt instruments at this time and all the Company’s funds are unencumbered and available for use as working capital.

1.6 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements at the time of this management discussion and analysis.

RELATED PARTY TRANSACTIONS

The Company has an ongoing contract with the President that he be paid $10,000 per month for management services.  Payments under this contract were voluntarily reduced to $5,000 per month until October 2003.

The Company has an ongoing contract with an officer of the Company that he be paid $3,500.00 per month. He provides daily administrative services to the Company.

There are no other related party contracts.

FINANCIAL INSTRUMENTS

At this time all the Company’s financial instruments have short (less than 3 months) periods to maturity.  The Company does not at this time have a hedge or other commodity risk control strategies in place.  Management will consider employing such strategies once LAK Ranch is advanced beyond the current pilot phase.

CRITICAL ESTIMATES

In expensing incentive stock options we have estimated a risk free interest rate of 3%, a dividend yield of 0%, an expected option life of 5 years with a stock price volatility of 75-96%.

We have also estimated that the value of Derek’s 60% holding in LAK does meet or exceed its historical carrying value of  $13,934,340.  This implies a net realizable value of LAK Ranch of about $23 million. As this value is below the 15 % net present value ascribed the project by the Company’s independent 51-101 report management is confident in the valuation at this time.  This report uses the following estimates: oil price range of US$28-35 over the economic life of the project;  with capital cost of US$2-2.50 per barrel; and operating costs of US$10-12 per barrel.

The Company regularly reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics as described above, the timing of exploration and development work, the work programs and the results achieved on the project. Where impairment occurs a charge to earnings would be made.

It should be noted that the recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties.  The amount shown ($13,934,340) represents net costs to date, less amounts depleted or written off, and does not necessarily represent present or future values.

The budgeted revenues and costs referred to in this Management Discussion and Analysis include various estimates used by the project operator, Ivanhoe Energy.  These include a realized price for oil of $29.00 US per barrel.

1.10 ACCOUNTING POLICIES

The Company follows the full cost method of accounting for oil and gas interests rather than the successful completion method.  Under the full cost method all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

Capitalized costs of proven reserves and equipment will be depleted using a unit of production method based upon the estimated proven reserves, net of royalties.  Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs.  In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

Additional information, including Derek’s Alternative Annual Information Form, is available on SEDAR at www.sedar.com. And at the Company’s web site at www.derekoilandgas/com

1.13  ADDITIONAL INFORMATION FOR VENTURE ISSUER’S WITHOUT SIGNIFICANT REVENUE

LAK RANCH PROJECT	January 31, 2005	January 31, 2004
	$	$
Opening balance	(94,045)	36,588
Acquisition costs	-	(130,633)
Closing balance	(94,045)	(94,045)

Exploration and development costs

Opening balance	14,028,387	14,266,256
Surface preparation and construction	13,293	3.034
Field house, water and power		6,726
Professional engineering	(2,671)	30,155
General repairs and maintenance		7,138
Travel and vehicle		9,396
Field site insurance		17,305
Direct administration
Deferred costs	91,332
Direct wages
Less:
SEC Limited Partnership Costs		(431,029)
Closing balance	14,130,341	13,908,983

Total	14,036,296	14,814,938

The negative cost reflected in professional engineering reflects a reclassification of a previously recorded invoice to surface preparation, and Derek paid some survey costs for its own account in the quarter.  All operating costs billed by Ivanhoe in the quarter were recorded in deferred costs.

For the 2004 period, SEC Oil and Gas contributions paid for the deferred costs previously billed by Bateman’s Engineering.  Derek paid some engineering and staffing bills for its own account in the 2004 quarter.

	Three Months Ended Jan.31 2005 $	Three Months Ended Jan.31 2004 $	Nine Months Ended Jan.31 2005 $	Nine Months ended Jan.31 2004 $
REVENUE
Oil and gas sales, net of royalties	14,432	0	19,795	0

EXPENSES
Accounting, legal and audit fees	11,453	67,555	40,117	80,788
Accretion of note payable	0	0	0	6,522
Consulting and management fees	48,773	60,533	141,877	118,761
Foreign exchange loss (gain)	2,411	70,875	6,480	9,377
Interest expense	(475)	19,454	718	86,240
Lak operating costs	0	9,410	0	58,727
Office administration and other	107,075	81,706	364,541	171,441
Shareholders’ information & travel	57,512	97,752	117,343	145,647
Stock exchange and filing fees	4,931	5,061	7,993	21,501
Stock option expense	182,815	0	221,386	0
Transfer fees	4,002	3,511	8,172	7,477
Royalty maintenance expense	(2,255)	0	105,141	0

Loss before recoveries	401,810	415,857	993,973	706,481
Gain on settlement of accounts payable and notes payables (note 6)	0	97,386	0	272,386
Interest and other income earned	998	3,551	5,058	8,723
Loss for the period	400,812	314,920	988,915	425,372

For explanation of variances please see Section 1.4 Summary of Quarterly Results.

Schedule of Share Capital

As of the date of this Management Discussion and Analysis
Common Shares outstanding	35,111,626
Options outstanding	3,110,000
Warrants outstanding	750,000
Fully diluted share capital	38,971,626

4